Exhibit 12.1

	Three Months
	Ended June 30	Fiscal Year Ended March 31,
	2014	2014	2013	2012	2011
Earnings (1):
Earnings before income taxes	55,786	181,804	84,096	21,912	16,762
Add: Fixed charges	4,010	18,171	15,791	17,769	18,291
Add: Amortization of capitalized interest and FIN 48 Interest	308	1,177	945	(367)	(932)
Add: Cash distributions from equity method investments	8,375	37,750	28,500	23,250	24,500
Subtract: Income from equity method investments	(9,800)	(37,811)	(32,507)	(28,528)	(24,233)

Total Earnings	58,679	201,091	96,825	34,036	34,388
Fixed Charges (2):
Interest expense	3,879	17,646	15,467	17,530	17,995
Interest component of rent expense	131	525	324	239	296

Total Fixed Charges	4,010	18,171	15,791	17,769	18,291
Ratio of Earnings to Fixed Charges	14.6x	11.1x	6.1x	1.9x	1.9x

(1)	Earnings represent earnings before income taxes and before income from equity method investments plus: (a) fixed charges; and (b) cash distributions from equity method investments.
(2)	Fixed charges include: (a) interest expense, whether expensed or capitalized, less interest accrued for uncertain tax positions; and (b) the portion of operating rental expense which management believes is representative of the interest component of rent expense.